

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2018

Worthing Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
610 Applewood Crescent, 2nd Floor
Vaughan
Ontario, L4K 0E3
Canada

      Re: Waste Connections, Inc.
           Form 10-Q for Fiscal Quarter Ended March 31, 2018
           Filed May 2, 2018
           File No. 001-34370

Dear Mr. Jackman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing and Construction